SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            INDUSTRIAL HOLDINGS, INC.
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)

                                    456160100
                                 (CUSIP number)

                                  JOHN THOMPSON
                             ST. JAMES CAPITAL CORP.
                           5599 SAN FELIPE, SUITE 301
                              HOUSTON, TEXAS 77057
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  MAY 17, 1996
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

      Check the following box if a fee is being paid with this statement.  [X]

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                               CUSIP No. 456160100

- ------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS                        St. James Capital Corp.

      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS           76-0478200
- ------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                        (b)[ ]
- ------------------------------------------------------------------------------
3     SEC USE ONLY
- ------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                       WC
- ------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                    [ ]
- ------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
- ------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER                              295,000
SHARES            ------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER                                  0
OWNED BY          ------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER                         295,000
REPORTING         ------------------------------------------------------------
PERSON WITH       10    SHARED DISPOSITIVE POWER                             0
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     295,000
- ------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ]
- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   8.2
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON                                              PN
- ------------------------------------------------------------------------------

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ITEM 1.     SECURITY AND ISSUER.

      St. James Capital Corporation ("SJCC") has acquired beneficial ownership (the "Acquisition") of 295,000 shares (the "Shares")of the common stock, par value $.01 per share (the "Common Stock"), of Industrial Holdings, Inc., a Texas corporation ("IHI").

ITEM 2.     IDENTITY AND BACKGROUND.

      SJCC is the sole general partner of St. James Capital Partners, L.P., an investment limited partnership (the "Partnership"). The address of SJCC's offices is 5599 San Felipe, Suite 301, Houston, Texas 77057. SJCC has never been convicted in a criminal proceeding and has never been a party to a civil proceeding.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      All of the funds used in the Acquisition came from current working capital of the Partnership.

ITEM 4.     PURPOSE OF TRANSACTION.

      The purpose of the Acquisition is investment in the Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      SJCC beneficially owns the Shares, which represent 8.2% of the outstanding Common Stock. SJCC has the sole power to vote or dispose the Shares. The limited partners of the Partnership may have the right to receive certain proceeds of the disposition of the Shares pursuant to the Partnership's Agreement of Limited Partnership (the "Partnership Agreement").

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Partnership has entered into an Agreement of Purchase and Sale with IHI regarding the purchase of the Shares, which includes an agreement by the Partnership that it will not transfer the Shares in violation of the Securities Act of 1933 (the "Securities Act"). 80,000 of the Shares are issuable pursuant to warrants to purchase Common Stock held by SJCC. The Partnership has also entered into a Registration Rights Agreement with IHI regarding the registration of the Shares under the Securities Act. The general partner and the limited partners of the Partnership are entitled to profits and losses resulting from any disposition of the Shares in accordance with the provisions of the Partnership Agreement. Except as set forth above, no contract, agreement, understanding or relationship relates to the transfer or voting of any security, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.     EXHIBITS.

      None.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                       JUNE 3, 1996
                                                          (Date)

                                                   /S/ JOHN THOMPSON
                                                       JOHN THOMPSON, PRESIDENT
                                                          (Name/Title)

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